UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 14, 2019

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	14 November 2019

Release Number	22/19

Mike Henry to become BHP Chief Executive Officer, effective 1 January 2020

The Board of BHP today announced that Mike Henry has been appointed Chief Executive Officer (CEO) of BHP, following a thorough succession process.

Mr Henry will assume the role of CEO and Executive Director effective 1 January 2020, replacing Andrew Mackenzie who will retire as CEO on 31 December 2019.

Mr Henry has 30 years’ experience in the global mining and petroleum industry, spanning operational, commercial, safety, technology and marketing roles. He was appointed to his current role of President Operations Minerals Australia in 2016, and has been a member of the Executive Leadership Team since 2011.

Mr Henry joined BHP in 2003, initially in business development and then in marketing and trading of a range of mineral and petroleum commodities based in The Hague, where he was also accountable for BHP’s ocean freight operations. He went on to hold various positions in the Company, including President Coal, President HSE, Marketing and Technology, and Chief Marketing Officer. Prior to joining BHP, Mr Henry worked in the resources industry in Canada, Japan and Australia.

Chairman Ken MacKenzie said: “Mike Henry’s deep operational and commercial experience, developed in a global career spanning the Americas, Europe, Asia and Australia, is the perfect mix for our next CEO. I am confident his discipline and focus will deliver a culture of high performance and returns for BHP. Mike has been a strong advocate for the industry, driving higher standards of safety and a commitment to our local communities and global stakeholders.

“We would like to recognise the outstanding contribution of Andrew Mackenzie to BHP as CEO. Under his leadership, BHP has transformed into a simpler and more productive company, financially strong and sharply focused on value for shareholders. We thank him for his vision and hard work, which has changed the way we operate and engage with the world.”

Outgoing CEO Andrew Mackenzie said: “It has been a privilege to serve as CEO of BHP. Our products are essential to global economic development and we deliver them in a way that creates significant value, for our shareholders, our employees, communities, nations and the world. BHP is in a good position. We have a simple portfolio, a strong balance sheet and options to grow value and returns for decades to come.

“Fresh leadership will deliver an acceleration in the enormous potential for value and returns that will come from BHP’s next wave of transformation. Choosing the right time to retire has not been an easy decision, however the Company is in a good position. I am confident Mike and BHP will seize the many opportunities that lie ahead.”

CEO-Elect Mike Henry, said: “I am honoured and privileged to be appointed as CEO and to have the opportunity to lead the talented and hard-working people who make BHP a great company. For more than 130 years, through the ingenuity and commitment of its people, BHP has delivered shareholder value while successfully adapting its portfolio, operations and products. Today we are even safer, more predictable and more focused.

“We will unlock even greater value from our ore bodies and petroleum basins by enabling our people with the capability, data and technology to innovate and improve. We must operate safely, with discipline and reduce our impact on the environment. With the right people and the right culture we will deliver value and strong returns for shareholders and for all of society.”

Remuneration

Mike Henry’s employment contract will be effective from 1 January 2020.

BHP Chairman Ken MacKenzie said: “This remuneration package is designed to motivate a high level of performance, and align with our shareholders’ expectations and community views. The package is consistent with that applied for Andrew Mackenzie and the remuneration policy approved by shareholders at BHP’s 2019 Annual General Meetings (AGMs). It is broadly consistent with other roles in global companies with similar global complexity, size and reach, and is reflective of the CEO’s significant responsibilities. A high proportion of actual remuneration received will be directly dependent on performance, with 75 per cent of total target remuneration represented by incentive plans, and only 25 per cent in fixed pay.”

The key components of Mr Henry’s remuneration are:

•	A base salary of US$1,700,000 per annum;

•	A pension contribution of 10 per cent of base salary;

•

A Cash and Deferred Plan (CDP) target cash award opportunity of 80 per cent of base salary, with two tranches of deferred shares to be awarded, each to the equivalent value of the actual cash bonus received, vesting in two and five years respectively (the maximum CDP award is 1.5 times the target award); and

•	A Long Term Incentive Plan (LTIP) award of 200 per cent face value of base salary (subject to shareholder approval).

Andrew Mackenzie will step down as CEO, a member of the Executive Leadership Team and an Executive Director of the Company on 31 December 2019, and will retire from the Group on 30 June 2020. Mr Mackenzie will work through the applicable notice period and accordingly no severance payment will be made. He will receive his base salary and pension entitlement to the date of his retirement.

In conjunction with our new remuneration policy recently approved by shareholders, BHP introduced a requirement effective 1 July 2020 for the CEO to continue to hold their BHP shares for two years beyond retirement. While this requirement is not technically applicable to Mr Mackenzie as he will retire on 30 June 2020, to demonstrate his commitment to and confidence in BHP’s future success, Mr Mackenzie has voluntarily committed to comply with this post-retirement shareholding requirement.

Mr Mackenzie’s remuneration will be in accordance with shareholder-approved arrangements. In summary:

•	Any incentive payment under the CDP for FY2020 can only be assessed by the Remuneration Committee at the end of the financial year;

•	That payment will be pro-rated to reflect his period of service as CEO during FY2020 (namely, 1 July 2019 to 31 December 2019);

•

Awards granted in previous years under the LTIP will be pro-rated in accordance with the Company’s usual practice. They will vest only if the performance hurdle is met at the end of each five-year performance period; and

•	Mr Mackenzie will be entitled to the value of the pension and superannuation funds that he has accumulated over his years of service with the Company.

Summaries of the key terms of Mr Henry’s employment contract and Mr Mackenzie’s retirement arrangements are set out in the attached schedules.

Further information on BHP can be found at: bhp.com

Appendix 1

Mike Henry biography

Mike Henry has been President Operations, Minerals Australia since February 2016. He has been a member of the Executive Leadership Team since 2011. In his current capacity, Mr Henry is responsible for BHP’s iron ore, coal, copper and nickel assets in Australia, leading nearly 40,000 people across six assets, with revenues of US$29 billion, EBITDA of US$16 billion and capital spend of US$3 billion.

Under his leadership, there has been a 60% reduction in the frequency of high potential injuries in Minerals Australia. BHP has become the lowest cost major iron ore producer in the world. A turnaround of Nickel West led to the decision to return the business to core in the BHP portfolio. He has delivered major capital projects, including South Flank, at half the capital intensity of prior major projects in West Australian Iron Ore, and has implemented BHP’s first full-scale autonomous haulage system at Jimblebar.

In his current capacity, Mr Henry has designed and implemented a BHP-wide operating system and the Maintenance and Engineering Centre of Excellence, which has delivered material cost savings and improved uptime across key classes of equipment. He has established a new employment model and approach to skills building in Australia through Operations Services. Mr Henry is a committed advocate for the industry and, in 2018, was part of the Federal Government’s Resources 2030 Taskforce.

Mr Henry is a champion of diversity. Over the past three years under his leadership, BHP’s Minerals Australia business has nearly doubled its number of female employees, and increased indigenous employment from 4.1 to 5 per cent.

Mr Henry has previously held roles accountable for health, safety and environment, technology, capital projects, supply, logistics and marketing and trading. His 30-year resources career has spanned four continents and all of BHP’s commodities. He has led teams in 18 countries.

Mr Henry is Vice Chair of the Minerals Council of Australia.

He was born in Canada, holds a Bachelor of Science (Chemistry) from the University of British Columbia and lives in Melbourne with his wife of 30 years. He and his wife have two adult daughters who live in Canada.

Career history

2016 – present	President Operations, Minerals Australia
2015 – 2016	President, Coal
2013 – 2015	President, HSE, Marketing and Technology
2011 – 2013	Chief Marketing Officer

2010 – 2011	President, Marketing
2009 – 2010	Marketing Director, Petroleum
2006 – 2009	Marketing Director, Energy and Freight
2005 – 2006	Vice President, Energy Coal Marketing
2003 – 2004	Vice President, Energy Coal Business Development
2001 – 2003	Vice President, Business Development, BMA (secondment)
1990 – 2001	Mitsubishi Corporation

Summary of proposed terms of employment for Mike Henry

Mike Henry – Chief Executive Officer, BHP

1. Term

Mr Henry will be employed under a single employment agreement with the BHP Group with no fixed term. The contract is applicable with effect from the date of Mr Henry’s appointment as Chief Executive Officer (CEO) on 1 January 2020. Mr Henry’s performance and remuneration will be reviewed at the end of each financial year.

The Group retains the right to terminate the contract by giving 12 months’ notice or by making payment in lieu of notice of 12 months’ base salary plus the relevant contribution to a superannuation or pension scheme. Mr Henry would also be entitled to any accrued entitlements such as earned but untaken leave. Mr Henry has a right to terminate the contract by giving 12 months’ notice.

2. Fixed Salary and Retirement Benefits

Mr Henry will be paid a base salary of US$1,700,000 per annum.

He will be entitled to an additional sum equal to 10 per cent of base salary (which at the commencement of the contract will be US$170,000 per annum) which he may:

•	pay into a superannuation or pension scheme;

•	defer receipt of until retirement under the retirement savings plan; and / or

•	take as a cash payment in lieu of retirement benefits.

Where Mr Henry elects to allocate the retirement contribution to a superannuation or pension scheme, or the retirement savings plan, the rules of the relevant plans will apply.

3. Benefits

Mr Henry will receive additional benefits including the cost of health, life and disability insurance, business related spouse / partner travel, and the preparation of multi- jurisdictional taxation returns.

4. Incentive arrangements

Mr Henry is eligible to participate in incentive arrangements offered by BHP from time to time. Initially, Mr Henry will participate in the Cash and Deferred Plan (CDP) and the Long Term Incentive Plan (LTIP). The CDP and LTIP are part of BHP’s remuneration policy which was approved by shareholders at the 2019 Annual General Meetings.

CDP

Under the rules of the CDP, Mr Henry is entitled to incentive awards calculated by reference to his base salary. For performance at the target level, which requires Mr Henry to meet the rigorous performance hurdles set by the Board, including delivery of the budget, Mr Henry would receive a cash bonus worth 80 per cent of base salary. For performance at the maximum level, Mr Henry would receive a cash bonus of 120 per cent of base salary. Two tranches of deferred shares will be awarded to Mr Henry, each to the equivalent value of the actual cash bonus received. These two tranches of deferred shares will vest in two years and five years, respectively.

The grant of deferred shares will be subject to the approval of shareholders where required by applicable listing rules.

LTIP

Long-term incentives are issued under the terms of the LTIP. The number of LTIP awards allocated will be, on a face value basis, a maximum of 200 per cent of Mr Henry’s base salary, and based on the 12-month average share price and exchange rate up to and including the 30 June preceding the date of grant. LTIP awards are subject to performance hurdles, which are measured five years after the effective date of the grant. Performance hurdles are not subject to re-testing.

The performance hurdle requires BHP’s total shareholder return (TSR) over a five- year performance period to be measured against the TSR of a sector peer group (67 per cent of awards) and the TSR of a global company index (33 per cent of awards). No LTIP awards vest if BHP’s TSR is below the relevant comparator group TSR and the LTIP awards will be forfeited. 25 per cent of LTIP awards vest if BHP’s TSR is at the relevant comparator group TSR. For all LTIP awards to vest, BHP’s TSR must be at or above the 80th percentile TSR of the relevant comparator group. For performance between the relevant comparator group TSR and the 80th percentile TSR of the relevant comparator group, vesting occurs on a sliding scale.

The grant of LTIP awards will be subject to the approval of shareholders where required by applicable listing rules.

Dividends

A dividend equivalent payment (DEP) is provided on vested CDP deferred shares and vested LTIP awards. No payment is made in respect of unvested or lapsed CDP deferred shares and LTIP awards. DEPs are paid in the form of shares.

Entitlements on termination

The rules of the CDP and LTIP and BHP’s remuneration policy provide that where employment is terminated by the resignation of the executive, or by the Group for cause, Mr Henry is not entitled to any cash incentive for the year in question and all CDP deferred shares or LTIP awards will lapse.

If Mr Henry retires or his employment terminates by mutual agreement:

•	He may, at the Remuneration Committee’s discretion, be considered for a pro rata incentive under the CDP for the period of service during that year based on performance;

•	CDP two-year deferred shares would vest in full on the original vesting date;

•	CDP five-year deferred shares would vest on the original vesting date, with the number of deferred shares to vest reduced pro rata to reflect the period of service; and

•

He would have a right to retain entitlements to LTIP awards, which would vest on the original vesting date, only if, and to the extent, the performance hurdles are ultimately met. The number of entitlements Mr Henry would be permitted to retain would be reduced pro rata to reflect the period of service.

Special provisions relate to events described as “uncontrollable” such as death and serious injury. In those circumstances, all of the CDP deferred shares and LTIP awards that have been awarded but which have not vested or are not exercisable vest immediately to and / or become immediately exercisable by Mr Henry or his estate.

5. Minimum shareholding requirement (MSR)

The Board and Remuneration Committee has determined that during his term as CEO, Mr Henry will be required to hold BHP securities with a value at least equal to five times one year’s pre-tax (gross) base salary. The value of the securities for the purposes of this requirement is the market value of the underlying shares. Unvested awards do not qualify.

The CEO is expected to grow his holdings to the MSR from the scheduled vesting of his employee awards over time. The MSR is tested at the time that shares are to be sold. Shares may be sold to satisfy tax obligations arising from the granting, holding, vesting, exercise or sale of the employee awards or the underlying shares whether the MSR is satisfied at that time or not.

Effective 1 July 2020, a two-year post-retirement shareholding requirement for the CEO will apply from the date of retirement, which will be the lower of the CEO’s MSR or the CEO’s actual shareholding at the date of retirement.

6. Leave entitlements

Mr Henry will be entitled to the following leave entitlements:

•	Annual leave – in accordance with applicable Australian law, currently four weeks per annum.

•	Other leave – in accordance with applicable law.

7. Post-employment restraints

Mr Henry will be subject to non-competition and non-solicitation restraints that operate for 12 months after the cessation of his employment.

Summary of terms of retirement for Andrew Mackenzie

1. Fixed remuneration

Andrew Mackenzie will continue to be employed by the Company until 30 June 2020 under the terms of the 2019 remuneration policy. The Company will pay him a salary, make pension contributions and provide usual other minor benefits until then. His base salary is US$1,700,000 per annum and pension contributions are 25 per cent of salary for FY2020. Upon retiring, Mr Mackenzie will be entitled to receive the accumulated value of funds under relevant pension plans, together with the value of any accrued leave.

2. Severance payment

Mr Mackenzie will receive no severance payment, and no payment in lieu of notice.

3. Incentive arrangements

Mr Mackenzie’s entitlements under the Cash and Deferred Plan (CDP), Short Term Incentive Plan (STIP) and Long Term Incentive Plan (LTIP) are governed by the shareholder-approved remuneration policy, applicable plan rules and the Group’s leaving entitlements policy as approved by shareholders at the 2017 Annual General Meetings.

CDP

In relation to the FY2020 year, Mr Mackenzie will serve as CEO for six months. He will be considered for a bonus under the CDP at the end of the year (i.e. for the year ended 30 June 2020). Whether any bonus will be paid, and the amount, will be determined by the Remuneration Committee after an assessment of the Company’s and his personal performance after the year end. Accordingly, the awards made under the CDP are “at-risk”. Any amount assessed as payable will be reported in the Remuneration Report that will be published in September. This is consistent with the remuneration policy as approved by shareholders, and the established practice of the Company.

Even though he will be serving as an employee for the full FY2020 financial year, he will not receive any payment under the CDP for the last six months. While the CDP does allow the Remuneration Committee the discretion to make such a payment, in this case the Remuneration Committee will not be using that discretion.

STIP

Under the rules of the STIP, unvested deferred shares are transferred to a retiring executive on the originally scheduled vesting date.

LTIP

Mr Mackenzie is a participant in the LTIP approved by shareholders. The LTIP requires BHP to materially outperform the comparator groups’ Total Shareholder Return (TSR) for all the awards to vest. The performance hurdles are stretching and ensure alignment with shareholders. Accordingly, the awards made under the LTIP are “at-risk”, and the actual value of any LTIP awards may ultimately be zero. The Remuneration Committee reviews performance and takes advice from its independent adviser before making any decisions about vesting. Importantly, even if the performance hurdle is met the Committee conducts a holistic performance review at vesting time and has an overriding discretion under the plan rules to reduce the amount of shares that vest.

Under the terms of the LTIP, employees who retire are entitled to hold awards granted previously. However, the number of awards is reduced to reflect the period of service in relation to each grant. They will vest only if the performance hurdle is met, and the Remuneration Committee confirms vesting, at the expiration of the term. The actual value of the LTIP awards may ultimately be zero.

Mr Mackenzie’s awards from 2015, 2016, 2017, 2018 and 2019 will therefore be pro- rated according to the rules of the plan and in each case must be held for the full five years from the date of grant (see the table below).

4. Outstanding Share Awards

A. STIP awards

The table below provides details of the STIP awards which will be unvested at the time of Mr Mackenzie’s departure. These shares represent half of the bonus paid under the STIP for FY2018 and FY2019 as approved by shareholders. They must be held for two years, which expire in 2020 and 2021, respectively.

Award	Original No of Awards	Estimated Vesting Date	Vesting Outcome	Awards to Vest
STIP FY2018	52,061	Aug-20	100%	52,061
STIP FY2019[1]	25,430	Aug-21	100%	25,430

Total	77,491		100%	77,491

1.	An estimate is shown, and the final grant number is subject to the actual share price and exchange rate at the date of grant, in accordance with the shareholder approval received at the 2019 AGMs.

B. LTIP awards

The table below provides details of the LTIP awards that may vest in the five years after Mr Mackenzie’s departure.

As noted above, under the terms of the LTIP, employees who retire are entitled to hold awards granted prior to retirement. However, the number of awards is reduced to reflect the period of elapsed employment service in relation to each grant. The pro- rata rule of the LTIP will therefore impact the number of awards Mr Mackenzie retains on departure. To determine the award Mr Mackenzie will retain on departure, each individual award needs to be calculated on a pro-rata basis according to the time worked over the five year performance period (e.g. if Mr Mackenzie had been employed for half of the five year performance period then he would retain half the awards). The details of the awards Mr Mackenzie will retain are set out below.

Whether the awards vest will depend on BHP’s relative TSR performance over the five-year periods to 30 June 2020, 2021, 2022, 2023 and 2024, respectively. In addition, even if the performance hurdle is met the Remuneration Committee conducts a holistic performance review at vesting time and has an overriding discretion under the plan rules to reduce the amount of awards that vest. Accordingly, the vesting outcome and the number of LTIP awards that will vest is unknown at this time.

Award	Original No of Awards	Awards to Lapse on Retirement	Pro-Rated Awards Retained on Retirement	Estimated Vesting Date	Estimated Vesting Outcome	Estimated Awards to Vest
LTIP 2015	339,753	—	339,753	Aug-20	Unknown	Unknown
LTIP 2016	339,753	67,951	271,802	Aug-21	Unknown	Unknown
LTIP 2017	385,075	154,030	231,045	Aug-22	Unknown	Unknown
LTIP 2018	304,523	182,714	121,809	Aug-23	Unknown	Unknown
LTIP 2019	271,348	217,079	54,269	Aug-24	Unknown	Unknown

Total	1,640,452	621,774	1,018,678

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BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Group plc Registration number 3196209

LEI 549300C116EOWV835768

Registered in England and Wales

Registered Office: Nova South, 160 Victoria Street

London SW1E 5LB United Kingdom

Tel +44 20 7802 4000 Fax +44 20 7802 4111

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: November 14, 2019	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary